Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following communication was sent to Alliance Data/Epsilon associates:

Dear Epsilon Associates,

Today I'm truly excited to share some great news with you.  We have reached a definitive agreement to acquire Conversant (NASDAQ: CNVR), for approximately $2.3 billion.  Conversant is a leading digital marketing and ad tech company specializing in helping advertisers deliver personalized communications, with a focus on pure digital channels including display, mobile and video.

This acquisition is a significant step forward in our quest to round out our company with digital-rich offerings that are critical to our clients.   With Conversant, Epsilon will represent a $2+ billion one-stop shop powerhouse for cross-device, online+offline, data-enabled marketing that serves the global 1000 CMO.  Further we will have a unique ability to truly measure attribution for global brands.  Together we will be the only company that operates at scale in offline and online channels with data, database, strategy,  agency, analytics and truly omni-channel communication capabilities.

Formerly known as ValueClick, Conversant is a major player, with a 14 year history in data-driven digital advertising with two broad offerings: Media and Affiliate.
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The Media segment is a technology-enabled services business that leverages rich behavioral and first-party online and offline data to drive personalized display ads, for major advertisers online, on mobile devices, and through video.

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The Affiliate segment, known as CJ Affiliate, (formerly known as Commission Junction), is the world's largest affiliate network and supports advertisers by leveraging the power of 60,000 publishers (websites) to help advertisers reach and acquire new customers online.

Conversant, headquartered in Chicago and Southern California, has a talented team of 1,400 associates from 15 offices globally, including 180 people in Europe.  It generates 8,000 monthly campaigns; reaches 80% of the web across 10,000 sites; and manages a database of 400 million devices and 200 million individuals, with persistent anonymous profiles containing over 200 discrete data points per profile.  As such, Conversant plays heavily in the world of real-time bidding and has integrations to 35 ad exchanges.  Among its clients are 70 of the top 100 retailers, 3 of the top 4 telcos, 7 of the top 10 auto manufacturers and 8 of the top 10 leading pharmaceuticals.

This agreement is exciting for a number of reasons:

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Talent: Like Epsilon, Conversant is a business based on great talent.  Led by seasoned digital executive John Giuliani, formerly of Dotomi and with deep data and CPG experience from
Catalina Marketing, the Conversant team is 1,400 strong with creative, digital, video, mobile, data, display and engineering personnel who understand how to get results for clients.

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Pure digital: Conversant's offering is purely focused on digital channels.  At Epsilon we have built a well-rounded set of offerings that play across all channels, but we have been seeking the right opportunity to deepen our digital footprint. Conversant is a perfect fit for that, allowing us as a combined business to more fully participate in high growth digital channels.

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Data-driven scale: We have seen great success at Epsilon with organic investments in our online offering, proving the value of bringing offline data to drive granular, targeted display advertising.  This transaction allows us to rapidly accelerate this offering and operate at truly massive digital scale.

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Client focus: Like Epsilon, Conversant is a business fundamentally focused on clients, and on achieving marketing results for clients.  We share a concentration in the retail industry, along with automotive and pharmaceutical. This will provide significant cross-sell opportunities in our established verticals while increasing our penetration in others.

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Data and Technology platforms: Conversant's unique digital personalization solutions are built around innovative products designed to optimize digital campaign results.  This includes a critically strategic Common ID capability that is able to recognize and reach individuals across devices. Epsilon's data assets and product portfolio,  including  Agility
Harmony™, our digital messaging platform, present us with natural opportunities to strengthen our collective ability to create cohesive, end-to-end integrated solutions for clients.

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Financial strength: Unlike many digital players in a marketplace that has evolved quickly,
Conversant is a rare player that has been at it for a long stretch, with a solid business model that has endured many changes in the ad tech space.  So you have a company with staying power, maturity, and attractive financial margins that will contribute strongly to Epsilon.

We anticipate shareholder and regulatory approval before year-end and in the coming days we will begin discussing how Epsilon/Conversant will work together to create even richer solutions for our clients, and more promising growth opportunities for our associates.

In 2015 Epsilon will take a huge step toward creating the right balance between our creative, strategic agency capabilities, our rich data solutions, and our deep technology capabilities, which will now more fully address every key channel.  Traditional agency holding companies are chasing this strategy and while I believe we are ahead of them in this transition, today's announcement firmly places us in the leadership position.  I'm very optimistic about the growth that we now have the opportunity to pursue and how this transaction will solidify our competitive position in the market.

The following communication was sent to all other Alliance Data associates:

Subject: Alliance Data Acquires Ad Tech Leader For $2.3 Billion

Today, Alliance Data reached a definitive agreement to acquire Conversant (NASDAQ:CNVR), for $2.3 billion.  Conversant is a leading digital marketing and ad tech company specializing in helping advertisers deliver personalized communications, with a focus on pure digital channels including display, mobile and video.  This acquisition is a significant step in rounding out Epsilon's digital-rich offerings that are critical to clients.   With Conversant, Epsilon will represent a $2+ billion one-stop shop powerhouse for cross-device, online+offline, data-enabled marketing that serves the global 1000 CMO.  Attached is the press release.

Important Information for Investors and Stockholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus.  After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data's website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant's website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements
Certain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "predict," "project," "would" and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of our control.

Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC's website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Participants in the Solicitation
Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.